FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated January 16, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.

A Publicly Traded Company

CNPJ n.º 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

BRF – Brasil Foods S.A. (“BRF”), acting in accordance within the terms of Instruction Nº 358 of the Brazilian Securities and Exchange Commission (CVM) of January 3, 2002 and § 4 of art. 157 of Act Nº 6.404/76, announced on October 04 2012, that it had signed a binding offer to acquire, through its subsidiary in Austria, a 49% share equity stake of Federal Foods Limited (“Federal Foods”), a privately-held company headquartered in Abu Dhabi, in the United Arab Emirates.

BRF today announces the conclusion of this business at a final amount of USD 37.1 million. BRF will have powers of decision in accordance with the shareholders' agreement now in place and will consolidate the Financial Statements of Federal Foods.

This acquisition is in line with BRF's strategic plan to internationalize the Company by accessing local markets through processing and distribution, strengthening the BRF brands and expanding the product portfolio in the Middle East.

São Paulo, January 16 2013

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   January 16, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director